Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”), on the one hand, and Oi, on the other hand, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

*          *          *

1.	Frequently Asked Questions, available at Portugal Telecom’s website on October 3, 2013.

Frequently Asked Questions

1.           What is the strategic rationale for the transaction?

The merger is the natural fulfilment of the industrial alliance established in 2010 between PT and Oi. The combination of PT and Oi will create a leading telecom operator with operations covering a population of c.260m people and c.100m subscribers. The merger will consolidate the position of both companies as the leading operator for Portuguese-speaking countries with leadership positions in all markets where it operates. The combined company will aim to achieve significant economies of scale, maximise operational synergies and add value for its shareholders, customers and employees.

CorpCo will operate in strategic markets and benefit from compelling growth prospects in Brazil and mature operations in Portugal geared for economic recovery.

The business combination will enhance the implementation of strategic initiatives already underway, where PT and Oi have been sharing expertise and know-how in areas such as product development, customer care, engineering, operations and IT.

2.           What does this transaction involve?

The transaction envisages:

(a)                        An Oi capital increase in the targeted amount of R$ 14.1 billion (Euro 4.7 billion) structured as a public offering of common shares and preferred shares of Oi, of which a target of R$ 8.0 billion (Euro 2.7 billion) is expected to be subscribed in cash and approximately R$ 6.1 billion (Euro 2.0 billion) is expected to be subscribed by PT in kind, at the same price per share, through the contribution of certain PT assets (the “PT Assets”);

(b)                        Subscription by PT of convertible debentures (convertible into AG Tel and LF Tel shares) and exchangeable debentures convertible into the PN OI shares held by AG Tel and LF Tel, both to be issued by AG Tel and LF Tel, followed by the subscription by AG Tel and LF Tel of convertible debentures (convertible into Telemar Participações S.A. (“Tpart”) shares) to be issued by Tpart providing funds equivalent to the outstanding net debt of such entities, amounting to R$ 4.5 Bn (Euro 1.5 Bn);

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

(c)                         Exchange of PT’s shares in CTX and Contax for shares of AG Tel and LF Tel, which at that time will have only Oi and Tpart shares;

(d)                        Merger of PASA into AG Tel, EDSP75 into LF Tel, and the subsequent merger of AG Tel, LF Tel and Bratel into Tpart. Following this step, Tpart will only own Oi shares and will be free of debt or will have cash or cash equivalents to repay its debts;

(e)                        Listing of CorpCo shares on the Novo Mercado segment of the BM&FBOVESPA, upon which the existing shareholder agreements would terminate, and the incorporation of Oi shares into CorpCo, so that Oi becomes a fully owned subsidiary of CorpCo. Each Oi common share will receive 1 new common share of CorpCo, and each Oi preferred share will receive 0.9211 new common share of CorpCo. The exchange ratios have been determined based on the VWAP of Oi common and preferred shares over the period of the last 30 calendar days;

(f)                            Merger of PT into CorpCo, with CorpCo to be the surviving company.  At the time of its merger into CorpCo PT will be free of liabilities and will have no material assets other than the CorpCo shares;

(g)                        As a result of the above mentioned steps PT shareholders will receive a number of CorpCo shares equivalent to the number of CorpCo shares then held by PT. Based on the estimated value for the PT Assets as mentioned above, it is anticipated that in exchange for each PT share, shareholders will receive the equivalent of Euro 2.2911 in CorpCo shares (to be issued at the price of Oi’s share capital increase) plus 0.6330 shares in CorpCo.

Upon completion, CorpCo shares will be listed on the Novo Mercado segment of BM&FBOVESPA, on the NYSE Euronext Lisbon and on the NYSE.

3.           As a PT shareholder, what do I get from this transaction?

PT shareholders will receive a number of CorpCo shares equivalent to the number of CorpCo shares then held by PT. Based on the estimated value for the PT assets contributed in-kind, it is anticipated that in exchange for each PT share, shareholders will receive the equivalent of

| Q&As	2/7

Euro 2.2911 in CorpCo shares (to be issued at the price of Oi’s share capital increase) plus 0.6330 shares in CorpCo.

Without prejudice to the valuation report of the PT assets, such valuation to be carried out by an independent appraiser whose report shall be submitted to Oi’s shareholders general meeting, PT estimated the equity value of the PT assets to be Euro 2.0Bn (equivalent to R$6.1Bn), within a range of a minimum of Euro 1.9Bn and a maximum of Euro 2.1Bn, equivalent to R$5.8Bn and R$6.4Bn, respectively, based on the exchange rate of the Euro to the Brazilian real of 3.0181.

Each Oi PN share will be exchanged into 0.9211 CorpCo shares. Upon migration of CorpCo to Novo Mercado, each Oi ON share will be exchanged into 1 CorpCo share.

4.           Are there any synergies as a result of the transaction?

The combined entity will focus on achieving operational excellence. A clear action plan has been prepared aiming to integrate areas yielding incremental efficiencies, including the appointment of teams to monetize synergies and address existing operational challenges.

The combination of PT and Oi is expected to generate synergies estimated to have a NPV of R$5.5Bn (Euro 1.8Bn).

5.           As a PT shareholder, do I get to approve this transaction?

The transaction will be conditional upon, inter alia, the approval by the shareholders and corporate bodies of Oi, PT and all signatories to the Memorandum of Understanding, as applicable.

In addition, the transaction requires the applicable legal and administrative approvals in Brazil, Portugal and other applicable jurisdictions, such as Brazilian (CADE) and Portuguese Antitrust Authorities, telecom regulators ANATEL (Brazil) and ANACOM (Portugal), and securities and exchange commissions: CVM (Brazil), CMVM (Portugal) and the SEC (United States), as applicable.

6.           What is the expected timeline?

Closing of the proposed transaction is anticipated in H1 2014.

| Q&As	3/7

7.           Why are you raising R$8Bn and what happens if you can’t raise the full amount?

As part of the transaction Oi will undertake a cash capital increase, structured as a public offering of common shares and preferred shares of Oi in proportion to the current ratio between the common and preferred shares of Oi issued and outstanding, with a target capital raise of R$8.0Bn (Euro 2.7Bn). The Oi cash capital increase is conditional upon the full subscription of a minimum of R$7.0Bn (Euro 2.3Bn).

The proceeds of the cash capital increase will be used to improve the balance sheet flexibility of CorpCo.

Shareholders of Tpart and an investment vehicle managed by Banco BTG Pactual will subscribe approximately R$2.0Bn (Euro 0.7Bn) of the cash capital increase.

At completion, post the incorporation of Oi shares into CorpCo, and assuming the targeted capital increase of R$8Bn (Euro 2.7Bn) at Oi’s last 30 calendar day VWAP (R$4.36 or Euro 1.45 per share), the PT shareholders will own c. 38.1% of the total voting and outstanding capital of CorpCo.

PT may elect not to subscribe the Oi capital increase if the percentage participation of the PT shareholders in CorpCo after the Oi capital increase is equal to or less than 36.6% of the total capital of CorpCo on a fully diluted basis pro forma to the incorporation of Oi shares by CorpCo. Additionally, Tpart will not be obliged to consummate the business combination if the percentage participation of the PT shareholders in CorpCo after the Oi capital increase is greater than 39.6% of the total capital of CorpCo on a fully diluted basis pro forma for the incorporation of Oi shares by CorpCo.

8.           What are the conditions precedent to the transaction?

The consummation of the business combination will be subject to the following conditions:

(a)     Agreement by the parties regarding the terms and conditions of the definitive agreements relating to the business combination;

(b)     Approval of the transaction by the shareholders and corporate bodies of Oi, PT and all signatories of the Memorandum of Understanding, as applicable;

| Q&As	4/7

(c)      Obtaining the applicable legal and administrative approvals in Brazil, Portugal and other applicable jurisdictions, such as Brazilian (CADE) and Portuguese Antitrust Authorities, telecom regulators ANATEL (Brazil) and ANACOM (Portugal), and securities and exchange commissions: CVM (Brazil), CMVM (Portugal) and the SEC (United States), as applicable;

(d)     Obtaining waivers and consents from the lenders of PT and its holding companies and of Tpart and third parties to effect the business combination and to prevent violations or breaches of contracts as a result of the business combination in the form to be agreed in the definitive agreements; and

(e)     The final and valid consummation of the Oi capital increase, without prejudice to the consummation of later steps in the business combination, as will be provided in the definitive agreements relating to the business combination.

9.           What will be the governance of CorpCo?

Zeinal Bava, CEO of Portugal Telecom from 2008 to 2013 and the current CEO of Oi and PT Portugal, will be the CEO of CorpCo and its subsidiaries.

As part of the merger, CorpCo intends to be listed on the Novo Mercado segment of BM&FBovespa, on the NYSE Euronext Lisbon and on the NYSE, and implement best-in-class corporate governance with one class of shares with equal voting and dividend rights for all shareholders. The Board of Directors for the first three-year term of office will be composed by the following members:

Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida e Vasconcellos, Rafael Luís Mora Funes, Renato Torres de Faria e Sergio Franklin Quintella. José Mauro Mettrau Carneiro da Cunha and Henrique Manuel Fusco Granadeiro will be Chairman and Vice-Chairman of the Board of Directors, respectively.

10.  What will the financial profile of CorpCo look like?

Based on 2012 reported full year financials for PT and Oi, CorpCo had pro forma Revenues of R$37.5 Bn (Euro 12.4Bn), EBITDA of R$12.8 Bn (Euro 4.2Bn) and Operating Cash Flow of

| Q&As	5/7

R$4.2Bn (Euro 1.4Bn). Pro forma for the targeted R$8.0Bn (Euro 2.7Bn) capital increase CorpCo net debt was R$41.2Bn (Euro 13.7bn), as of 30 June 2013.

11.  Where will CorpCo’s shares trade post completion?

As part of the merger, CorpCo intends to be listed on the Novo Mercado segment of BM&FBovespa, on the NYSE Euronext Lisbon and on the NYSE.

12.  What is the quorum for the approval of the transaction by the General Meeting of Shareholders of PT?

Due to the magnitude of the transaction, the Board will request general meetings to seek approval for the whole transaction, in particular PT’s participation in Oi’s in-kind capital increase, and the merger. Shareholders shall decide by simple majority.

For the approval of the merger, according to the Portuguese Companies Law and the Bylaws of PT, a majority of 2/3 of the votes cast with a minimum quorum of 1/3 of the share capital is required.

13.  Will Oi be allowed to vote on those resolutions

The Portuguese companies law allows Oi to vote on the merger, since it only owns 10% of the share capital in PT (it cannot vote more than the votes attributed to the other shareholders). In relation to the contribution of assets, the Chairman of the Board of the general meeting must assess if Oi should be deemed conflicted or not.

14.  When is the General Meeting of PT going to happen?

Preparation of the documentation to be submitted to the general meeting will commence post announcement of the transaction. This documentation will include the proposal for the contribution of the PT assets (which can only be finalized once the Laudo on PT Assets is completed). The approval of the merger may only take place after finalization of the merger plan (projeto de fusão), a document to be prepared, jointly, by the management of both PT and CorpCo.

Accordingly, the General Meeting is not expected to happen until H1 2014.

| Q&As	6/7

Important Notice:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

In connection with the proposed capital increase of Oi, the proposed merger of shares between the surviving entity in the proposed business combination (“CorpCo”) and Oi, and the proposed merger of Portugal Telecom with and into CorpCo (collectively, the “Business Combination”), CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Portugal Telecom and/or Oi, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.  We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.  Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom or Oi.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

Forward-Looking Statements

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational

| Q&As	7/7

factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

| Q&As	8/7